March 27, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Symbion, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 28, 2005
File Number 000-50574
Dear Mr. Rosenberg:
     On behalf of Symbion, Inc. (the “Company” or “Symbion”), attached as Schedule I are the Company’s responses to the comments included in the staff’s letter, dated March 1, 2006. We have also addressed the staff’s comments in our Form 10-K for the year ended December 31, 2005 that was filed on March 14, 2006 (the “2005 Form 10-K”).
     In connection with responding to the Commission’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (615) 234-5901 or Teresa Sparks, Vice President of Finance, at (615) 234-5916 if you have any questions regarding the Company’s responses.

Very truly yours,
/s/ Richard E. Francis, Jr.
Chairman and Chief Executive Officer

cc:	Kenneth C. Mitchell
J. Reginald Hill
James H. Nixon III

SCHEDULE I
Symbion, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-50574
Item 6. Selected Financial Data, page 26
1.	Regarding your disclosure of “EBITDA” and “EBITDA less minority interest” that was the subject of our prior comment one, please note that Answer 14 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states that “earnings” in EBITDA is intended to mean net income. Based on your disclosure and response, what you disclose as “EBITDA less minority interest” appears instead to be the “EBITDA” permitted by Item 10(e)(1)(ii)(A) of Regulation S-K to be used as a non-GAAP liquidity measure. As such, please confirm that you will refer to this measure as “EBITDA” in your future filings.

In contrast, what you disclose as “EBITDA” appears to adjust the permitted “EBITDA” as if there was no minority interest. In this regard, your response did not appear to address why excluding the effect of minority interest is not prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K, as we had requested. Instead, your response expresses your belief that this measure, if viewed in isolation, “could be misleading investors who may not be familiar with [your] business model” and that “[i]nvestors could reach the conclusion that the entire ... amount will be retained by Symbion, which is not the case”. As it appears to be prohibited and in light of your response, please confirm that you will cease presenting this measure.
Response:
We have excluded the measure “EBITDA less minority interest” from the 2005 Form 10-K and will exclude it from future filings. Instead, we include a re-defined measure of EBITDA as recommended by the staff. In addition, we noted that our calculation of EBITDA is not comparable to the EBITDA measure we have used in prior reports but is consistent with the measure EBITDA less minority interests that we previously reported.
Item 7. Management’s Discussion and Analysis of Financial Condition and ..., page 28
Critical Accounting Policies, page 30
Allowance for Contractual Adjustments and Doubtful Accounts, page 31
2.	Regarding your response to part c. of prior comment two, please confirm that you will provide, to the extent you are able, an aging of accounts receivable, in a comparative tabular format, that is based on management’s own reporting criteria or some other reasonable presentation. In addition, please provide us disclosures that you propose to include in your future filings to indicate consistent with your response that you do not consolidate the aging schedules of your facilities by payor, whether you are able to do so, and the reasons why you do not.
Response:
Page 49 of the 2005 Form 10-K includes an accounts receivable aging, net of contractual adjustments but before our allowance for doubtful accounts, for consolidated surgery centers as of December 31, 2005 in a comparative tabular format. In addition, in the paragraph preceding the aging, we disclose that we do not review a consolidated aging by payor. We also disclose the reasons why we do not review a consolidated aging by payor and include a description of our review process at the center level.
Professional and Liability Insurance Claims, page 33
3.	In your response to prior comment three, you indicated that you cannot estimate the effect of a change in one or more of the assumptions because of the complexity of the variables included in the assumptions. However, as you have disclosed and responded that a change in one or more of the assumptions could have a material effect and as would appear to be required by Section V. of Financial Reporting Release 72, please provide us with disclosures that you propose to include in your future filings to:
a.	indicate the specific assumptions where reasonably likely changes in each of those assumptions would have a material impact on either your liquidity, financial position or results of operations;

b.	quantify what you consider to be reasonably likely changes in each of those assumptions and the impact of each reasonably likely change to each assumption; and,

c.	discuss the significant variables underlying each of these assumptions and, if appropriate, the impact of reasonably likely changes in each significant variable.
Response:
On page 50 of the 2005 Form 10-K, we disclose the fact that the reserves for professional liability are based on actuarially determined estimates. These estimates are based on various assumptions. We have revised our disclosure to indicate that based on historical results and data currently available, we do not believe a change in one or more of these assumptions will have a material impact on our financial position or results of operations.
Results of Operations, page 34
4.	We have the following comments about your response to prior comment four:
a.	Please confirm that you will cease providing any non-GAAP measure that eliminates the prepayment charges incurred in 2003 and 2004, as Item 10(e)(1)(ii)(B) appears to prohibit eliminating a charge when there was a similar charge within the prior two years. While you asserted that the prepayment charges were incurred because of two separate and distinctly different circumstances, the charges still appear to be similar. In addition, while your assertion about not incurring any other prepayment charges may relate to whether the charges are reasonably likely to recur within the next two years, Item 10(e)(1)(ii)(B) appears to prohibit eliminating items based on the occurrence in either the prior or the next two years.
b.	Please confirm that you will cease providing any non-GAAP financial measure that eliminated the provision (benefit) for income taxes recorded in any historical period and that replaces it with an amount based on an income tax rate applicable to a different period, such as the fixed 38.5% rate. Otherwise, you would appear to be using a non-GAAP measure in an attempt to smooth earnings, which would be prohibited by the first paragraph of Answer 8 to the Frequently Asked Question Regarding the Use of Non-GAAP Financial Measures posted on our website.
Regarding your assertion that assuming a 38.5% rate for 2002 and 2003 was consistent with the actual rate for 2004, please instead consider discussing the difference in tax rates for different periods as a known trend or uncertainty that has had a material impact on your results of operations, in accordance with Item 303(A)(3)(ii) of Regulation S-K, and quantify the impact of the difference, pursuant to Financial Reporting Codification Section 501.04. Regarding your expectation that the Company’s tax rate will be 38.5% in the foreseeable future years, please instead consider discussing that expectation as a known trend or uncertainty that could materially affect your future results of operations, in accordance with Item 303(A)(3)(ii). Consistent with the second paragraph of Answer 8, these discussions would appear to be permissible and may well be necessary.
Response:
We have excluded the non-GAAP measure of Adjusted Net Income from the 2005 Form 10-K and will cease providing any non-GAAP measure that eliminates the prepayment charges incurred in 2003 and 2004 or eliminates the provision (benefit) for income taxes recorded in any historical period and replaces it with an amount based on an income tax rate applicable to a different period.